Valeo

Paris, May 3rd, 2002

02028845

U.S. Security and Exchange Commission
Office of International Corporate Finance
Room 3094, Stop 3 – 6
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20459
USA

02 MAY -6 AM 10:30

File n° 82 - 3668
Valeo A.D.R.'s

SUPPL

Dear Sirs,

Please find enclosed copy of the notices of Partial Business Transfer to be approved by the forthcoming Shareholders Meeting.

Yours faithfully,

Bruno-Roland Bernard
Investor Relations Director

PROCESSED
MAY 14 2002
THOMSON
FINANCIAL

Encl.

dw 5/8

VALEO

A French *Société Anonyme à Directoire et Conseil de surveillance*
With a share capital of euros 249,169,809
Registered office : 43 rue Bayen - 75017 Paris
552 030 967 R.C.S. Paris
INSEE : 1955B03096

(Contributor)

EQUIPEMENT 9

A French *Société par Actions Simplifiée*
With a share capital of euros 38,250
Registered office :43 rue Bayen - 75017 PARIS
438 810 129 R.C.S. Paris
INSEE: 2001B12782

(Beneficiary)

NOTICE OF PARTIAL BUSINESS TRANSFER

Pursuant to an agreement dated April 17, 2002, filed with the Clerk of the Tribunal of Commerce of Paris on April 24, 2002, Valeo and Equipement 9 set the terms of a partial business transfer subject to the divestment regime provided by Article L.236-22 of the Commercial Code.

Pursuant to this agreement, Valeo will contribute to Equipement 9, with retroactive effect on January 1, 2002, all the assets and liabilities representing its friction materials activity. As a consequence thereof, Equipement 9 will assume all the activities and liabilities of Valeo relating to the contributed division between January 1, 2002 and the date of completion of the partial business transfer. The assets and liabilities relating to the contributed activity have been assessed at their real value and the remuneration of the contributions has been assessed using the same method.

The assets contributed are valued at euros 82,443,712, the liabilities are valued at euros 22,443,712, the net value contributed is euros 60,000,000 euros.

In consideration thereof, Equipement 9 will increase its share capital of euros 60,000,000, through the issuance of 4,000,000 shares with a par value of euros 15 each, fully paid, giving right to dividends as of January 1, 2002, and granted to Valeo.

Notwithstanding article L.236-20 of the Commercial Code, the partial business transfer agreement provides that Valeo will not be held severally liable for the liabilities contributed to Equipement 9.

The contribution is subject to the following conditions precedent : (i) its approval by the extraordinary shareholders' meeting of Valeo, (ii) its approval by the sole shareholder of Equipement 9 and (iii) the non-exercise of urban preemption right (*droit de préemption urbain*) if such right exist.

Creditors of Valeo, whose claims are prior to this notice, may oppose the contribution as provided in articles L. 236-14 and L.236-21 of the Commercial Code and 261 et 262 of the decree of March 23, 1967.

For information,

The Chairman of the Management Board	The Chairman
Valeo	Equipement 9

VALEO

A French *Société Anonyme à Directoire et Conseil de surveillance*
With a share capital of euros 249,169,809
Registered office : 43 rue Bayen - 75017 Paris
552 030 967 R.C.S. Paris
INSEE : 1955B03096

(contributor)

EQUIPEMENT 10

A French *Société par Actions Simplifiée*
With a share capital of euros 38,250
Registered office :43 rue Bayen - 75017 PARIS
438 834 186 R.C.S. Paris
INSEE : 2001B12791

(Beneficiary)

NOTICE OF PARTIAL BUSINESS TRANSFER

Pursuant to an agreement dated April 17, 2002, filed with the Clerk of the Tribunal of Commerce of Paris on April 24, 2002, Valeo and Equipement 10 set the terms of a partial business transfer subject to the divestment regime provided by Article L.236-22 of the Commercial Code.

Pursuant to this agreement, Valeo will contribute to Equipement 10, with retroactive effect on January 1, 2002, all the assets and liabilities representing its clutch activity. As a consequence thereof, Equipement 10 will assume all the activities and liabilities of Valeo relating to the contributed division between January 1, 2002 and the date of completion of the partial business transfer. The assets and liabilities relating to the contributed activity have been assessed at their real value and the remuneration of the contributions has been assessed using the same method.

The assets contributed are valued at euros 218,087,584, the liabilities are valued at euros 78,087,584, the net value contributed is euros 140,000,000 euros.

In consideration thereof, Equipement 10 will increase its share capital of euros 139,999,995, through the issuance of 9,333,333 shares with a par value of euros 15 each, fully paid, giving right to dividends as of January 1, 2002, and granted to Valeo. The balance between the net value of the contribution and the amount of share capital increase, i.e., euros 5, would constitute a contribution premium

Notwithstanding article L.236-20 of the Commercial Code, the partial business transfer agreement provides that Valeo will not be held severally liable for the liabilities contributed to Equipement 10.

The contribution is subject to the following conditions precedent : (i) its approval by the extraordinary shareholders' meeting of Valeo, (ii) its approval by the sole shareholder of Equipement 10 and (iii) the non-exercise of urban preemption right (*droit de préemption urbain*) if such right exist.

Creditors of Valeo, whose claims are prior to this notice, may oppose the contribution as provided in articles L. 236-14 and L.236-21 of the Commercial Code and 261 et 262 of the decree of March 23, 1967.

For information,

The Chairman of the Management Board	The Chairman
Valeo	Equipement 10